Form 10-K, Exhibit 13
UNITIL CORP
filed 1995-03-30
CIK 755001

ITEM 5.  MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED
         STOCKHOLDER MATTERS

Common Stock Data
Dividends Paid Per Common Share
                                               1994        1993
1st Quarter                                      $0.31      $0.28
2nd Quarter                                       0.31       0.29
3rd Quarter                                       0.31       0.29
4th Quarter                                       0.31       0.29
The Year                                         $1.24      $1.15


Price Range of Common Stock
                             1993                  1994
                      High/Ask   Low/Bid    High/Ask   Low/Bid
     1st Quarter      19 5/8     18 7/8     19 7/8     17 3/8
     2nd Quarter      19 1/2     16 3/4     20         17 5/8
     3rd Quarter      19         15 7/8     21 3/8     18 5/8
     4th Quarter      18 1/4     16         21 5/8     18 5/8

ITEM 6.  SELECTED FINANCIAL DATA

                         SELECTED FINANCIAL DATA

                          1994     1993     1992     1991     1990
Consolidated Statements of Earnings (000's)
 Operating Income        $13,774  $14,073  $13,342  $12,360  $14,337
 Non-operating Income         62       50       22    (357)      171
   (Expense)
  Gross Income            13,836   14,123   13,364   12,003   14,508
 Income Deductions         5,798    6,523    6,948    8,067    7,979
 Unsolicited Tender
Offer and Merger
  Expenses (Net of          ----     ----    (155)    1,571    1,011
  Taxes)
 Net Income Before
  Cumulative
  Effect of Accounting     8,038    7,600    6,571    2,365    5,518
  Change
 Cumulative Effect of
  Accounting Change          ----     ----     ----     ----     ----
 Net Income                8,038    7,600    6,571    2,365    5,518

 Dividends on Preferred      291      298      352      315      325
  Stock
Net Income Applicable to   7,747    7,302    6,219    2,050    5,193
  Common Stock

Balance Sheet Data
     (000'S)
 Utility Plant          $178,777 $171,540 $165,880 $160,575 $153,929
(original cost)
 Total Assets            204,521  201,509  172,348  170,390  171,555
 Capitalization and
  Short-term Debt:
    Common Stock Equity   59,997   56,234   52,608   49,887   51,664
    Preferred Stock        4,094    4,198    4,277    4,412    4,558
    Long-term Debt        65,580   57,378   62,041   60,442   53,044
    Short-term Notes        ----    8,400    4,780    9,550   11,783
     Payable
 Total Capitalization    129,671  126,210  123,706  124,291  121,049

 Capitalization Ratios:
    Common Stock Equity      46%      45%      43%      40%      43%
    Preferred Stock           3%       3%       3%       4%       4%
    Long-term &              51%      52%      54%      56%      53%
Short-term Debt

Common Stock Data
       (000'S)
  Shares of Common         4,268    4,205    4,152    4,119    4,111
   Stock (year-end)
  Shares of Common         4,234    4,181    4,133    4,115    4,107
   Stock (Average)

Per Share Data
  Earnings Per Average     $1.83    $1.75    $1.50    $0.50    $1.26
   Share
  Dividends Paid Per       $1.24    $1.15    $1.10    $1.04    $1.02
   Share
  Book Value Per Share    $14.06   $13.37   $12.67   $12.11   $12.57

Electric and Gas
Statistics
  Sales-Millions of KWH    1,358    1,303    1,261    1,230    1,237
  Meters Served - Year    86,782   85,383   85,131   84,222   83,731
   End
  Sales-Thousands of      23,057   22,763   23,281   20,394   21,215
   Firm Therms
  Meters Served - Year    15,012   15,340   15,514   15,713   15,775
   End

Note: The above data have been combined and restated to reflect the merger of FG&E into the UNITIL System and the two-for-one stock split that occurred in 1992.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview of Earnings and Dividends

    UNITIL's earnings were $1.83 per average common share outstanding for the year ending December 31, 1994, compared to 1993's record earnings per share of $1.75, and 1992's earnings of $1.50 per share. This 1994 earnings performance resulted in an average return on common equity of 13.3%.
    The increased earnings for 1994 and 1993 were primarily the result of sustained energy sales growth over this two-year period; reduced interest cost achieved through a series of long-term debt refinancings; ongoing success in managing the System's operating costs; and expanding sources of revenue and earnings from UNITIL Resources, the Company's energy consulting subsidiary. These positive earnings effects were offset by a voluntary base rate reduction, fully implemented by the Company's Massachusetts retail operating subsidiary in 1994, and to a lesser extent, the absence of both a revenue adjustment and a property tax adjustment which occurred in 1993.
    All three of the UNITIL System's retail distribution subsidiaries experienced strong energy sales growth in 1994, as compared to 1993, with total kilowatt-hour sales and kilowatt billing demands up 4.3% and 3.3%. Firm gas therm sales were up 1.3%. This increase in energy sales mainly reflects the continuing improvement of the local and regional economies throughout the year and the favorable impact this improvement has on sales to commercial and industrial customers. The overall impact of the weather on sales growth for the year as a whole was minimal, as warmer-than-normal weather in the fourth quarter of 1994 largely offset weather-related sales gains from earlier in the year.
       In 1993, as compared to 1992, the System's total kilowatt-hour sales and kilowatt billing demands were up 3.3% and 3.9%, respectively. The Company's current outlook for 1995 calls for continuation of this positive trend in energy sales growth.
           In 1994, the System's utility operating and maintenance costs (excluding fuel and purchased power, which are normally recovered from customers through periodic rate adjustment mechanisms) rose modestly compared to the prior year, despite upward pressure on these costs during this period of relatively high sales growth. In 1993 and 1992, the System's utility operating and maintenance costs were actually reduced to levels lower than the prior years' expenses. Interest-related expenses decreased approximately 11% and 6% in 1994 and 1993, respectively, largely as a result of a series of long-term debt refinancings.
    At its January 1995 meeting, the UNITIL Board of Directors increased the quarterly dividend by 3.2% to $0.32 per share, resulting in the current effective annualized dividend of $1.28 per share. This most recent increase followed a 6.9% increase in the common dividend in January 1994. This current effective annual dividend rate of $1.28 represents a payout of approximately 69% on 1994's earnings.

Operating Revenues

    Electric Operating Revenue increased by approximately $1.3 million in 1994, or 1%, as compared to 1993. This increase reflects an increase of approximately $0.3 million in fuel, purchased power and demand-side management and conservation program costs (which, as they are incurred, are billed to customers through periodic rate adjustment mechanisms) and a $1.0 million, or 2.2%, increase in electric base revenue. Electric base revenue is that portion of Electric Operating Revenue which has a direct impact on net income.
    The 2.2% increase in electric base revenue was primarily due to continued strong growth in the System's total kilowatt-hour sales and kilowatt billing demands, which increased in 1994 by 4.3% and 3.3%, respectively, compared to 1993. Partially offsetting this comparative year-over-year increase in electric base revenue was the full-year impact of a voluntary base rate reduction which was implemented by the Company's Massachusetts retail operating subsidiary in December, 1993. (See also "Financing Activities.") Further offsetting the increase in 1994 was the absence of a revenue adjustment made in 1993 to record base revenue from energy sales made in a prior period.
       All three of the Company's retail operating companies contributed to the relatively strong sales performance in 1994. System-wide kilowatt-hour sales to commercial and industrial customers increased by 5.4%, and residential sales grew by 2.4% in 1994, compared to the prior year. This increase in energy sales mainly reflects the impact of a strengthening regional and local economy on overall energy usage and customer growth.
       While some extreme seasonal weather conditions played a positive role on energy used for heating and cooling during the first and third quarters of 1994, an extended period of unseasonably warm weather in the fourth quarter largely offset most of the weather-related energy sales pickup earlier in the year.
    In 1993, total system electric revenue increased by approximately $5.1 million, or 4%, with the base revenue portion of total electric revenue increasing by approximately 3.5%. This increase in electric base revenue in 1993, compared to 1992, reflected growth in total electric kilowatt-hour sales and kilowatt billing demands of 3.3% and 3.9%, respectively. Kilowatt hour sales to commercial and industrial customers grew by 4.6%, while residential sales grew a more moderate 1.3% in 1993. The increase in base revenue also reflected a revenue adjustment made in 1993 to record base revenue from energy sales made in a prior period. In addition, during 1993, the retail operating subsidiaries began to recover "lost base revenue" and "shared savings" associated with the energy savings achieved through the implementation of demand-side management and conservation programs.
      Gas Operating Revenue was approximately $18.7 million in 1994, or about 12% of the System's total operating revenue. Total gas operating revenue increased by about $0.2 million, or 1.1%, in 1994, as compared to 1993. Total gas operating revenue is comprised of three components: cost of gas adjustment revenue, interruptible revenue and gas base revenue. Cost of gas adjustment revenue reflects gas supply costs which are recovered directly from customers through a periodic rate adjustment mechanism. Margins earned on interruptible gas sales are used to lower rates directly to firm customers through cost of gas adjustment, and do not directly impact the Company's net income. Gas base revenue is that portion of operating revenue which has a direct impact on net income.
    In 1994, Cost of Gas Adjustment revenue decreased by 1.3% as a result of a decrease in the unit cost of gas during the period. Interruptible revenue increased by about $324,000, an increase of more than 29%, reflecting the significantly improved competitive pricing of gas as a fuel of choice for dual-fuel interruptible customers in 1994, as compared to 1993. Gas base revenue increased approximately $22,000 or 0.3%, in 1994, based on an overall increase of 1.3% in firm therm sales, offset by the full-year impact of a voluntary base rate reduction which was implemented by the Company's Massachusetts retail operating subsidiary in December 1993 (See also "Financing Activities" below).
    In 1994, compared to 1993, firm gas therm sales to commercial and industrial customers increased 3.7%, reflecting continued growth in the local and regional economies. Firm therm sales to residential customers, (the most weather sensitive customer class) remained relatively flat, largely due to the offsetting impact that the unseasonable warm fourth quarter of 1994 had on the contrasting colder-than-normal heating season in the first quarter of the year.
       Total gas operating revenue decreased by $0.8 million, or 4%, in 1993, as compared to 1992. In 1993, gas base revenue decreased by approximately $170,000, or 2.4%, as a result of a decrease of 2.2% in therm sales to firm customers. This decrease followed a substantial increase of 14% in firm gas sales in 1992 over 1991, and was primarily due to a decrease of 3.6% in sales to residential customers as a result of a warmer-than-normal heating season in 1993. Interruptible revenue decreased approximately 37% in 1993.
       Other Revenue of $624,560 in 1994 and $368,009 in 1993 was principally derived from UNITIL Resources, the Company's energy consulting subsidiary, which began providing consulting services to nonaffiliated clients in mid-1993. These consulting services have chiefly related to providing administrative, management and power brokering services to client companies.

Fuel and Purchased Power

      Fuel and Purchased Power expenses represent wholesale capacity and energy purchased to meet the UNITIL System's electric energy requirements. Fuel and purchased power costs are normally recoverable from customers through periodic rate adjustment mechanisms. Fuel and purchased power expenses were relatively flat in 1994, reflecting favorable pricing of existing long-term power supply commitments and competitive short-term power supply markets. In 1993, fuel and purchased power expenses increased by 6.4%, due to the addition of new long-term power supply resources, contract entitlement changes and the overall growth in system energy requirements.
      The combined resource portfolio of the UNITIL System was comprised of a variety of generation sources, including owned generation, utility purchased power contracts and purchases from non-utility generators. The UNITIL System's total power supply resources for 1994 were comprised of:
17% from subsidiary-owned generation; 54% from various utility-purchased power contracts; 29% representing purchases from non-utility generation units.

Gas Purchased for Resale

       Gas Purchased for Resale increased by approximately $44,000, or 0.4%, in 1994, as compared to 1993, mainly reflecting an increase of 7.2% in therms purchased (including gas purchased for interruptible sales), offset by a lower unit cost of gas. Gas Purchased for Resale decreased by almost $0.7 million, or 5.5%, in 1993 as compared to 1992, based on a decrease of 7.2% in therms purchased. Gas purchased for resale is normally recoverable from customers through the cost of gas adjustment mechanism.

Operating and Maintenance

    In 1994, Operating and Maintenance increased by almost $0.9 million, or 3.0%. One-third of this increase in Operating and Maintenance expense was due to a 20% rise in expenditures on demand-side management and conservation programs during 1994, as compared to 1993. Expenditures on demand-side management and conservation programs are normally recoverable from customers through periodic rate adjustment mechanisms.
    The remaining increase in 1994's Operating and Maintenance expense reflects modest overall growth of $0.5 million, or 2.7%, in the System's operating costs. The majority of the increase in operating expense was due to extensive gas distribution system-related maintenance and repairs conducted in 1994, as well as higher administrative and general expenses.
    Comparing 1993 to 1992, Operating and Maintenance expense decreased by $1.5 million, or 4.9%. The majority of this decrease was due to a reduction of over 20% in wholesale transmission costs. This cost reduction was achieved through a negotiated settlement with one of UNITIL Power's wholesale transmission suppliers, resulting in refunds and significantly lower charges for firm transmission services. Furthermore, the utility operating and maintenance expenses of UNITIL's three retail distribution subsidiaries decreased slightly to levels below the previous year's expenses, reflecting the capturing of system-wide operating efficiencies and the combined effect of overall cost reductions in a number of expense categories. In both 1993 and 1992, UNITIL's three retail distribution subsidiaries reduced operating and maintenance expenses to levels lower than in the prior year.

Depreciation, Amortization, Taxes and Interest Charges

    Depreciation Expense increased approximately 3% in 1994 and 4% in 1993, compared to the prior periods, principally reflecting normal planned increases in plant and equipment.
    Amortization of the Cost of Abandoned Properties principally relates to FG&E's abandonment of its investment in the Seabrook Nuclear Power Plant. This abandonment is being amortized over a thirty-year period which commenced in 1987, and coincides with revenue recovery that was allowed by the Massachusetts Department of Public Utilities (MDPU). (See
Note 2 to the Consolidated Financial Statements.)
      Federal and State Income Taxes increased by approximately $450,000, or 12.2%, in 1994. Federal Income Taxes increased about $224,000, mainly reflecting greater Net Income Before Taxes of approximately $0.9 million. Total State Income Taxes increased by approximately $226,000.
    Federal Income Taxes increased approximately $400,000 in 1993, as compared to 1992, reflecting greater Net Income Before Taxes.
    Local Property Taxes increased $338,600 or 14.4% in 1994. This increase mainly reflects the absence of an adjustment related to property taxes made in 1993 for one of the Company's subsidiaries' jointly owned generating units, as well as annual property tax increases set by local communities. Local Property taxes decreased in 1993, compared to 1992, mainly because of the aforementioned adjustment to property taxes on one of the Company's joint-owned electric generating units.
    Other Taxes increased about $226,000 in 1994, largely due to the full-year impact of the reinstatement in mid-1993 of the New Hampshire Franchise Tax for UNITIL's New Hampshire retail operating subsidiaries.
    Interest and Debt Expense decreased approximately $725,000, or 11.1%, in 1994, due mainly to the full-year impact of a $19 million long-term debt refinancing completed in November 1993 by the Company's Massachusetts subsidiary (See Financing Activities), as well as annual sinking fund payments which reduced the principal amounts outstanding of long-term debt during the year. Partially offsetting reduced long-term debt related interest costs were rising short-term borrowing rates and increased average short-term borrowing levels during 1994, compared to 1993.
    Interest and Debt Expense decreased approximately 6% in 1993, compared to 1992, due primarily to the refinancing of long-term debt at lower interest rates in 1992 and again in the fourth quarter of 1993. Also contributing to lower interest costs was the general decline in short-term borrowing costs during this period.

Capital Requirements and Liquidity

    The UNITIL System companies primarily require capital for the acquisition of property, plant and equipment to improve, protect, maintain and expand their electric and gas operating systems. Capital expenditures were approximately $9.2 million in 1994, and $7.9 million in 1993 and 1992. These levels of capital expenditures reflect increasing sales and customer growth in 1994 and 1993 and planned utility system improvements.
    In 1995, capital expenditures are expected to increase by about $5.9 million, compared to the prior year, to a total capital expenditure level of $15.1 million. This projected increase of $5.9 million primarily reflects additional capital expenditures of approximately $3.4 million for the commencement of construction of a new corporate headquarters, as well as an increase in capital expenditures of approximately $2.5 million for planned utility system expansions, replacements and other improvements. On February 2, 1995, UNITIL received a long-awaited offer letter from the State of New Hampshire for the taking by eminent domain of its corporate headquarters and related land located in Exeter, New Hampshire. The building is to be demolished in connection with the State of New Hampshire's Route 101 highway expansion project. The Company currently estimates that capital expenditures of approximately $6 million will be required over a two-year period for the completion of the new corporate headquarters by mid-1996.
    When internally-generated funds are not available, the Company follows a policy of borrowing on a short-term basis to meet the external capital requirements of its subsidiaries. At the appropriate time, UNITIL and its subsidiaries convert their short-term indebtedness into senior capital. The size and timing of such financings depend on developments in the securities markets, the ability to meet certain financing covenants and the receipt of appropriate regulatory approval. UNITIL attempts to maintain a conservative capital structure, contributing to both the stability of the Company and its ability to market new securities. UNITIL and its subsidiaries have been able to access financial markets to meet their requirements and do not anticipate a change in the availability of capital in the coming year.
    UNITIL has committed lines of credit with a number of banks, totaling $11 million, in addition to an unsecured guidance line of credit for short-term debt on a "when available" basis, aggregating $3 million. At December 31, 1994, there were no borrowings outstanding under these credit lines.

Financing Activities

    On October 14, 1994, Concord Electric Company (CECo) sold $6,000,000 of 30-year Series I First Mortgage Bonds to an institutional investor at par, bearing an interest rate of 8.49%. Proceeds were used to repay short-term indebtedness, incurred to fund CECo's ongoing construction program, and to redeem two higher coupon long-term debt issues prior to their maturity. The redemptions, which totaled $2,430,000, included $930,000 of Series D First Mortgage Bonds, 8.70%; and $1,500,000 of Series G First Mortgage Bonds, 9.85%.
    On October 14, 1994, Exeter & Hampton Electric Company (E&H) sold $9,000,000 of 30-year Series K First Mortgage Bonds to an institutional investor at par, bearing an interest rate of 8.49%. Proceeds were used to repay short-term indebtedness incurred to fund E&H's ongoing construction program, and to redeem three higher coupon long-term debt issues prior to their maturity. The redemptions, which totaled $3,565,000, included $1,235,000 of Series F First Mortgage Bonds, 8.70%; $930,000 of Series G First Mortgage Bonds, 8.875%; and $1,400,000 of Series I First Mortgage Bonds, 9.85%.
    On November 30, 1993 FG&E sold $19,000,000 of long term notes to institutional investors at par, bearing an interest rate of 6.75%. Proceeds were used for the early redemption of three of FG&E's long-term debt issues, aggregating $9,580,000, which carried average coupon rates in excess of 9.6%, as well as the repayment of FG&E's 10.51% note aggregating $12,000,000 which matured on December 3, 1993. In conjunction with FG&E's $19 million long-term note financing, FG&E also made an unprecedented proposal before the MDPU to share a portion of the resulting interest savings with customers by cutting base rates to all gas and electric customers. The MDPU approved the proposal and a base rate reduction of $327,000 on an annual basis became effective on December 1, 1993.
    During 1994, the Company raised $1,037,809 of additional common equity capital through the issuance of 58,229 shares of common stock in connection with the Dividend Reinvestment and Tax Deferred Savings and Investment plans. In 1993, the Company raised $880,154 of additional common equity capital through the issuance of 46,291 shares of common stock in connection with these plans.

Regulatory Matters

    The last formal regulatory hearings to increase base rates for UNITIL's three retail operating subsidiaries occurred in 1985 for CECo, 1984 for FG&E and 1981 for E&H. A majority of the System's operating revenues are collected under various periodic rate adjustment mechanisms, including fuel, purchased power, cost of gas and conservation program cost recovery mechanism.
    Under Order 636, issued by the Federal Energy Regulatory Commission
(FERC) in April 1992, a comprehensive set of regulations was established to encourage competition, by requiring gas pipeline suppliers to convert existing "bundled" sales services to "unbundled" transportation services. One aspect of the order allows pipeline suppliers to recover prudently incurred costs resulting from the transition to the new rules. FG&E, the Company's combination gas and electric utility operating subsidiary, has been incurring FERC-approved transition charges from its natural gas pipeline supplier since 1992. Through the end of 1994, the amount of transition costs incurred by FG&E totaled approximately $1.7 million. These costs have been recovered directly from FG&E's gas customers through the cost of gas adjustment mechanism. Based on estimates included in rate filings before the FERC and other publicly available information, FG&E currently estimates that it may incur up to an additional $1.7 million of transition costs in future years. FG&E expects full recovery of these costs through billings to customers.

Environmental Issues

    For many years, the Company's combination gas and electric operating subsidiary, FG&E, and a former subsidiary of FG&E, operated coal gasification plants in Fitchburg (the Sawyer Passway Site) and Gardner (the Logan Street Site), Massachusetts. During the last several years, FG&E has been working with the Massachusetts Department of Environmental Protection (DEP) and other responsible parties to assess the environmental contamination in the vicinity of these sites as a result of historical gas manufacturing operations. Based on information developed over the last several years, it had been discovered that there was environmental contamination at the Sawyer Passway Site which will require continuing assessment, as well as remedial action in the future. The DEP has classified the Sawyer Passway Site as a confirmed hazardous waste site, which will require compliance under the DEP Massachusetts Contingency Plan (MCP) regulations.
    The new MCP regulations were issued by the DEP in June, 1993, and took effect October 1, 1993. Under the regulations, FG&E has five years from the date of a hazardous waste TIER classification permit to complete the remediation effort at the Sawyer Passway Site. The new procedures include site ranking; the use of a State Licensed Site Professional; and compliance with various other new applications, reporting and enforcement procedures. Based on work done with the DEP during 1994 in compliance with the MCP regulations, FG&E received notification of the Sawyer Passway Site TIER classification permit in December 1994. The five year remediation clock will commence in 1995. Also in compliance with the DEP requirements, FG&E will conduct a preliminary site assessment of the Logan Street Site in 1995. This assessment will determine if the site needs to be TIER classified. Because site assessment is at an early stage at both locations, management cannot at this time predict the costs of future analysis and remediation.
    The costs of environmental assessment and any remedial action taken in connection with testing, analysis and remediation work at these sites are initially funded internally and then recovered under a rate recovery mechanism approved by the MDPU. This rate recovery mechanism provides for the deferral of environmental costs and subsequent recovery through future rates over succeeding seven-year periods. FG&E has a number of liability insurance policies that may provide coverage for remediation of former coal gasification sites. Any recovery that FG&E receives from insurance or third parties will be split equally between FG&E and its customers through an appropriate adjustment to the rate recovery mechanism.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                      CONSOLIDATED BALANCE SHEETS

ASSETS
                                         December 31,
                                    1994             1993
Utility Plant (at cost)
 Electric                        $142,311,415     $136,669,493
 Gas                               25,652,522       24,195,621
 Common                             9,783,183        9,666,187
 Construction Work in Progress      1,029,681        1,008,681
Utility Plant                     178,776,801      171,539,982
Less:  Accumulated                 57,203,799       53,469,346
Depreciation
Net Utility Plant                 121,573,002      118,070,636

Miscellaneous Property &              137,698          137,833
Investment (at cost)


Current Assets:
 Cash                               3,810,123        1,705,786
 Accounts Receivable - Less
Allowance for
   Doubtful Accounts of            13,281,686       13,717,872
$573,849, 581,254
 Materials and Supplies (at         2,089,979        2,527,464
average cost)
 Prepayments                          408,701          488,504
 Accrued Revenue and Deferred       2,292,297        3,646,489
Fuel Costs
     Total Current Assets          21,882,786       22,086,115


Deferred Debits:
 Unamortized Debt Expense
(amortized
   over term of securities)           955,931          720,821
 Unamortized Cost of Abandoned
Properties
   (being amortized through        28,772,838       30,378,478
2017) (Note 2)
 Prepaid Pension Costs (Note        5,801,714        5,017,121
9)
 Other (Note 7)                    25,397,492       25,097,751
    Total Deferred Debits          60,927,975       61,214,171

TOTAL                             204,521,461      201,508,755

    (The accompanying notes are an integral part of these statements)


                    CAPITALIZATION AND LIABILITIES

                                           December 31,
                                      1994             1993
Capitalization:
 Common Stock Equity (Note 3)       $59,997,198      $56,233,777
 Preferred Stock,                       225,000          225,000
Non-Redeemable, Non-Cumulative
 Preferred Stock, Redeemable,         3,868,600        3,972,700
Cumulative (Note 4)
 Long-term Debt (Note 5)             65,288,231       55,610,322
     Total Capitalization           129,379,029      116,041,799

Capitalized Lease Obligations         3,377,389        3,549,834
(Note 9)

Current Liabilities:
 Long-term Debt Due Within One          292,090        1,767,772
Year (Note 5)
 Notes Payable (Note 6)                   ----         8,400,000
 Accounts Payable                    12,491,041       13,440,286
 Dividends Declared                     152,210          131,434
 Customers' Deposits and              2,482,779        1,738,454
  Refunds
 Taxes Accrued                        (345,243)          267,181
 Interest Accrued                     1,376,477        1,160,753
 Capitalized Lease Obligations          460,152          644,673
(Note 9)
 Accrued and Other Liabilities        2,546,878        1,259,298
   Total Current Liabilities         19,456,384       28,809,851

Deferred Credits:
 Unamortized Investment Tax           2,006,168        2,216,844
  Credit
 Other (Note 7)                       9,212,872        9,610,631
   Total Deferred Credits            11,219,040       11,827,475

Deferred Income Taxes (Note 7)       41,089,619       41,279,796
Commitments and Contingencies
(Note 9)

  TOTAL                            $204,521,461     $201,508,755

    (The accompanying notes are an integral part of these statements)


                     CONSOLIDATED STATEMENTS OF EARNINGS

                                      Year Ended December 31,
                                 1994           1993           1992
Operating Revenues:
 Electric                    $134,096,627   $132,754,707   $127,672,435
 Gas                           18,694,703     18,486,105     19,261,089
 Other                            624,560        368,010        ----

  Total Operating Revenues    153,415,890    151,608,822    146,933,524
Operating Expenses:
 Fuel and Purchased Power      82,655,038     82,758,947     77,760,699
 Gas Purchased for Resale      11,139,311     11,094,848     11,745,691
 Operation and Maintenance     29,591,318     28,736,676     30,204,744
 Depreciation (Note 1)          6,129,617      5,949,072      5,702,379
 Amort.of Cost of Abandoned     1,605,640      1,528,873      1,253,718
Properties
 Provisions for Taxes:
   Local Property and Other     4,384,032      3,779,459      3,307,119
   Federal and State Income     4,137,430      3,687,538      3,617,371
(Notes 1 and 7)
      Total Operating         139,642,386    137,535,413    133,591,721
Expenses
Operating Income               13,773,504     14,073,409     13,341,803
Non-operating Income               62,887         50,145         22,162
Gross Income                   13,836,391     14,123,554     13,363,965
Income Deductions:
 Interest and Debt Expense      5,798,192      6,523,487      6,948,819
 Other                            ----              ----       (155,116)
   Total Income Deductions      5,798,192      6,523,487      6,793,703
Net Income                      8,038,199      7,600,067      6,570,262
Less Dividends on Preferred       291,543        297,577        351,623
Stock
Net Income Applicable to       $7,746,656     $7,302,490     $6,218,639
Common Stock

Average Common Shares           4,234,062      4,180,534      4,133,370
Outstanding

Earnings Per Average Common         $1.83          $1.75          $1.50
Share


       (The accompanying notes are an integral part of these statements)


                 CONSOLIDATED STATEMENTS OF CAPITALIZATION

                                                  December 31,
                                                 1994         1993
Common Stock Equity (Note 3)
  Common Stock, No Par Value (Authorized -   $31,751,984  $30,643,009
   8,000,000 shares;
   Outstanding - 4,267,837 and 4,205,498
   Shares
  Paid in Capital - Stock Options (Note 9)     1,062,198      910,892
  Retained Earnings                           27,183,016   24,679,876
      Total Common Stock Equity               59,997,198   56,233,777
Preferred Stock (Note 4)
  CECo Preferred Stock, Non-Redeemable,          225,000      225,000
   Non-Cumulative: 6% Series, $100 Par Value
  CECo Preferred Stock, Redeemable,              230,000      230,000
   Cumulative:  8.70% Series, $100 Par Value
  E&H Preferred Stock, Redeemable,
   Cumulative:
    5% Series, $100 Par Value                    105,000      105,000
    6% Series, $100 Par Value                    175,000      175,000
    8.75% Series, $100 Par Value                 344,300      344,300
    8.25% Series, $100 Par Value                 436,000      436,000
  FG&E Preferred Stock, Redeemable,
   Cumulative:
    5.125% Series, $100 Par Value              1,108,100    1,150,100
    8% Series, $100 Par Value                  1,470,200    1,532,300
      Total Preferred Stock                    4,093,600    4,197,700

Long-Term Debt (Note 5)
  Ceco First Mortgage Bonds:
    Series C, 6.75%, due January 15, 1998      1,584,000    1,584,000
    Series D, 8.70%, due November 15, 2001       ----         930,000
    Series G, 9.85%, due October 15, 1997        ----       1,500,000
    Series H, 9.43%, due September 1, 2003     6,500,000    6,500,000
    Series I, 8.49%, due October 14, 2024      6,000,000      ----

  E&H First Mortgage Bonds:
    Series D, 4.75%, due June 1, 1994             ----        547,500
    Series E, 6.75%, due January 15, 1998        518,000      525,000
    Series F, 8.70%, due November 15, 2001       ----       1,235,000
    Series G, 8.875%, due April 1, 2004          ----         940,000
    Series H, 8.50%, due December 15, 2002     1,015,000    1,120,000
    Series I, 9.85%, due October 15, 1997        ----       1,400,000
    Series J, 9.43%, due September 1, 2003     5,000,000    5,000,000
    Series K, 8.49%, due October 14, 2024      9,000,000       ----

  FG&E Long-term Notes:
    Twelve year Notes, 8.55%, due March 31,   15,000,000   15,000,000
      2004
    Thirty year Notes, 6.75%, due November    19,000,000   19,000,000
      30, 2023
  UNITIL Realty Promissory Note:
    10.59%, due October 25, 1998               1,963,321    2,096,594
        Total                                 65,580,321   57,378,094
  Less: Installments due within one year         292,090    1,767,772
          Total Long-term Debt                65,288,231   55,610,322
Total Capitalization                        $129,379,029 $116,041,799

      (The accompanying Notes are an integral part of these statements.)


                  CONSOLIDATED STATEMENTS OF CASH FLOWS

                                        Year Ended December 31,
                                     1994         1993         1992
Net Cash Flow from Operating
Activities:
  Net Income                      $8,038,199   $7,600,067   $6,570,262
  Adjustments to Reconcile Net
   Income to Net Cash provided by
   Operating Activities:
     Depreciation and              7,735,257    7,477,945    6,956,097
       Amortization
     Deferred Taxes                  257,630    (333,569)      638,889
     Amortization of Investment    (210,676)    (216,698)    (209,884)
       Tax Credit
     Amortization of Deferred         63,882      118,602      142,619
       Debits
     Provision for Doubtful          717,735      837,589      804,427
       Accounts
  Change in Assets and
Liabilities:
   (Increase) Decrease in:
     Accounts Receivable           (281,549)    (301,328)  (1,731,011)
     Materials and Supplies          437,485       96,069    (743,107)
     Prepayments                      79,803     (84,577)      405,248
     Prepaid Pension               (784,593)    (482,804)    (549,915)
     Accrued Revenue               1,354,192    (174,327)    2,278,546
   Increase (Decrease) in:
     Accounts Payable              (949,245)    1,501,166    (792,853)
     Customers' Deposits and         744,325    (160,621)      140,649
       Refunds
     Taxes Accrued                 (612,424)    (563,869)      831,050
     Interest Accrued                215,724    (228,117)    (442,740)
     Other                         (456,528)  (2,096,725)    1,396,455
Net Cash Provided by Operating    16,349,217   12,988,803   15,694,732
   Activities

Cash Flows From Investing
Activities:
     Acqusition of Property,     (9,180,734)  (7,920,044)  (7,932,513)
      Plant & Equipment

Cash Flows from Financing
Activities:
     Proceeds from (Repayment    (8,400,000)    3,620,000  (4,770,000)
      of) Short-term Debt
     Proceeds From Issuance of    15,000,000   19,000,000   15,000,000
      Long-term Debt
     Repayment of Long-term Debt (6,797,773)  (23,662,436) (13,401,684)
     Payments of Dividends       (5,514,283)   (5,076,146)  (4,800,240)
     Issuance of Common Stock     1,108,976     1,016,590    1,044,120
     Retirement of Preferred       (104,100)      (78,800)    (135,700)
      Stock
     Capitalized Lease             (356,966)     (402,067)    (258,827)
       Obligations
Net Cash Used in Financing       (5,064,146)   (5,582,859)  (7,322,331)
  Activities
    Net Increase                  2,104,337      (514,100)     439,888
    (Decrease) in Cash

     Cash at Beginning of Year    1,705,786     2,219,886    1,779,998
     Cash at End of Year         $3,810,123    $1,705,786   $2,219,886

Supplemental Disclosure of
Cash Flow Information:

  Cash Paid During the Year for:
    Interest                      $5,518,586   $6,633,002   $7,248,940
    Federal Income Taxes          $4,141,527   $3,930,700   $1,620,000

Significant Non-Cash
Transactions:
    11% Stock Dividend                ----       ----       $3,235,346


   (The accompanying notes are an integral part of these statements.)


           CONSOLIDATED STATEMENTS OF CHANGES IN COMMON STOCK EQUITY

                                       Deferred
                                        Stock
                              Common    Option     Retained
                              Shares     Plan      Earnings       Total
Balance at January 1, 1992  $25,568,552  $596,082  $23,722,850  $49,887,484

Net income for 1992                                 6,570,262    6,570,262
Dividends on preferred                               (351,622)    (351,622)
 shares
Dividends on common shares-
 at an annual rate of $1.10                        (4,525,663)  (4,525,663)
 per share
Stock Option Plan                        159,309                   159,309
Exercised stock options -       372,825  (122,774)                  250,051
 12,000 shares
Issuance of 79,091 common
 shares - 11% stock dividend
 and cash in lieu of          3,054,831   168,057   (3,235,346)     (12,458)
Issuance of 21,177 common       630,211                             630,211
 shares (a)

Balance at December 31, 1992 29,626,419   800,674   22,180,481   52,607,574

Net income for 1993                                  7,600,067    7,600,067
Dividends on preferred                                (297,577)    (297,577)
 shares
Dividends on common shares
 -at an annual rate of $1.15                        (4,803,095)  (4,803,095)
 per share
Stock Option Plan                         177,425                   177,425
Exercised stock options -      136,436    (67,207)                   69,229
 6,966 shares
Issuance of 46,291 common      880,154                              880,154
 shares (a)

Balance at December 31, 1993 30,643,009   910,892   24,679,876   56,233,777
Net income for 1994                                  8,038,199    8,038,199
Dividends on preferred                                (291,543)    (291,543)
 shares
Dividends on common shares
 -at an annual rate of $1.24                        (5,243,516)  (5,243,516)
 per share
Stock Option Plan                         180,475                   180,475
Exercised stock options -       71,166    (29,169)                   41,997
 4,110 shares
Issuance of 58,229 common    1,037,809                            1,037,809
 shares (a)

Balance at December 31,1994 $31,751,984  $1,062,198  $27,183,016  $59,997,198


(a)  Shares sold and issued in connection with the Company's Dividend
Reinvestment and Stock Purchase
       Plan and Tax Deferred Savings and Investment Plans.

   (The accompanying notes are an integral part of these statements.)


Note 1: Summary of Significant Accounting Policies

Principles of Consolidation _ UNITIL Corporation (the Company) is the parent company of the UNITIL System (the System). The consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries. All material inter-company balances and transactions have been eliminated in consolidation.

General _ The Company is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act), and it and its subsidiaries are subject to the provisions of the 1935 Act. In addition, the Company and several of its wholly-owned subsidiaries _ Concord Electric Company (CECo), Exeter & Hampton Electric Company (E&H), FG&E and UNITIL Power Corp. (UNITIL Power) _ are subject to regulation by various other agencies. With respect to their rates and accounting, two of the retail subsidiaries _ namely, CECo and E&H _ are subject to regulation by the New Hampshire Public Utilities Commission (NHPUC), FG&E is subject to regulation by the Massachusetts Department of Public Utilities (MDPU) and UNITIL Power is regulated by the Federal Energy Regulatory Commission
(FERC). CECo, E&H, FG&E and UNITIL Power conform with generally accepted accounting principles, as applied in the case of regulated public utilities, and conform with the accounting requirements and ratemaking practices of the regulatory authority having jurisdiction.

Stock Split _ On December 11, 1992, the Company effected a two-for-one common stock split. Accordingly, per-share amounts have been restated where applicable.

Federal Income Taxes _ The general policy of the Company and its subsidiaries with respect to accounting for federal income taxes is to reflect in income the estimated amount of taxes currently payable and to provide for deferred taxes on certain items subject to timing differences to the extent permitted by the regulatory authorities. (See Note 7 of Notes to Consolidated Financial Statements for details of major deferred tax items.)
    The Tax Reduction Act of 1986 (TRA) eliminated investment tax credits
(ITC). ITC generated prior to 1986 is being amortized over the productive lives of the related assets.
    In February 1992, the Financial Accounting Standards Board issued Statement No. 109, "Accounting for Income Taxes." This statement requires the use of the asset/liability method of accounting for deferred income taxes and was implemented in 1993.

Revenue Recognition _ The Company's operating subsidiaries record electric and gas operating revenues based upon the amount of electricity and gas delivered to customers through the end of the accounting period.


Depreciation _ Annual provisions for the Company's utility operating subsidiaries are determined on a group straight-line basis. Provisions for depreciation were equivalent to the following composite rates, based on the average depreciable property balances at the beginning and end of each year: 1994 - 3.49 percent; 1993 - 3.53 percent; and 1992 - 3.50 percent.


Note 2: Deferred Debits

Unamortized Cost of Abandoned Properties _ FG&E is recovering a portion of its former investment in the Seabrook Nuclear Power Plant through a Seabrook Amortization Surcharge, which is designed to increase FG&E's base electric revenues over the amortization period of the abandoned property, approximately 30 years from its commencement in 1987. The unamortized cost of abandoned properties is being amortized at varying rates as ordered by the MDPU. The amount to be amortized for each of the next five years is approximately $1,500,000.

Note 3: Restrictions on Retained Earnings

    UNITIL Corporation has no restriction on the payment of Common Dividends from Retained Earnings. Its three retail distribution subsidiaries do have restrictions as follows:
    Under the terms of the Indenture of Mortgage and Deed of Trust and the supplemental indentures thereto, relating to CECo's First Mortgage Bonds, $4,862,316, $4,397,944, and $3,901,957 of retained earnings were available for the payment of cash dividends on CECo's Common Stock at December 31, 1994, 1993 and 1992, respectively.
    Under the terms of the Indenture of Mortgage and Deed of Trust and the supplemental indentures thereto, relating to E&H's First Mortgage Bonds, $7,675,311, $7,203,736, and $6,763,341 of retained earnings were available for the payment of cash dividends on E&H's Common Stock at December 31, 1994, 1993 and 1992, respectively.
    Under the terms of the purchase agreements relating to FG&E's Long-Term Notes, $10,130,515, $9,579,540, and $4,390,407 of retained earnings were available for the payment of cash dividends on FG&E's Common Stock at December 31, 1994, 1993 and 1992, respectively.

Note 4: Preferred Stock

    Certain of the UNITIL subsidiaries have redeemable Cumulative Preferred Stock outstanding and one subsidiary, CECo, has a Non-Redeemable, Non-Cumulative Preferred Stock issue outstanding. All such subsidiaries are required to offer to redeem annually a given number of shares of each series of Redeemable Cumulative Preferred Stock and to purchase such shares that shall have been tendered by holders of the respective stock. All such subsidiaries may redeem, at their option, the Redeemable Cumulative Preferred Stock at a given redemption price, plus accrued dividends.
    The aggregate purchases of Redeemable Cumulative Preferred Stock during 1994, 1993 and 1992 were: 1994 - $104,100; 1993 - $78,800; and
1992 - $135,700. The aggregate amount of sinking fund requirements of the redeemable Cumulative Preferred Stock for each of the five years following 1994 are $206,000 per year.

Note 5: Long-Term Debt

    On October 14, 1994, CECo arranged for the private placement, at par, of $6,000,000 of 30-year Series I First Mortgage Bonds, bearing a fixed annual interest rate of 8.49% and maturing in 2024. The proceeds of this financing were utilized to repay short-term indebtedness and to redeem two higher coupon long-term debt issues prior to their maturity. The redemptions included $930,000 of Series D First Mortgage Bonds, 8.70%, due November 15, 2001, and $1,500,000 of Series G First Mortgage Bonds, 9.85%, due October 15, 1997.
    On October 14, 1994, E&H arranged for the private placement, at par, of $9,000,000 of 30-year Series K First Mortgage Bonds, bearing a fixed annual interest rate of 8.49% and maturing in 2024. The proceeds of this financing were utilized to repay short-term indebtedness and to redeem three higher coupon long-term debt issues prior to their maturity. The redemptions included $1,235,000 of Series F First Mortgage Bonds, 8.70%, due November 15, 2001, $930,000 of Series G First Mortgage Bonds, 8.875%, due April 1, 2004, and $1,400,000 of Series I First Mortgage Bonds, 9.85%, due October 15, 1997.
    On December 3, 1993, FG&E's 10.51% Note aggregating $12,000,000 matured. FG&E arranged for the private placement of a new 30-year $19 million note bearing a fixed annual interest rate of 6.75%, which refinanced the 10.51% note and provided for the early redemption on December 1, 1993, of three other higher cost long-term debt issues .
The other issues were: $5,925,000 of twenty-five year notes, 9.375%, due March 1, 1995; $600,000 of twenty-year notes, 10%, due September 1, 1996; and $2,700,000 of twenty-five year notes, 10.25%, due May 1, 1999.
    Under the terms of both CECo's and E&H's Indenture of Mortgage and Deed of Trust and the supplemental indentures thereto relating to long-term debt, the sinking fund requirements of certain series of Bonds may be satisfied by certifying to the Mortgage Trustee "net additional property" in lieu of making cash redemptions. This provision applies to CECo's Series C and D Bonds and to E&H's Series F and G Bonds. In 1994 and 1993, CECo satisfied its requirements with respect to its Series C Bonds by certifying to the Mortgage Trustee "net additional property."
In 1994, sinking fund and redemption payments relating to long-term debt amounted to $6,797,773. This amount includes early redemptions and optional sinking fund payments associated with CECo's and E&H's October 1994 long-term refinancings.
    Certain of the loan agreements contain provisions which, among other things, limit the incurrence of additional long-term debt.
    The aggregate amount of sinking fund requirements and normal scheduled redemptions for each of the five years following 1994 are:
1995-$144,000; 1996-$1,294,000; 1997-$1,294,000; 1998-$4,371,000 and
1999-$2,290,000.
    The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues, or on the current rates offered to the Company for debt of the same remaining maturities. Management believes the carrying value of the debt approximated the fair value at December 31, 1994 and 1993.

Note 6: Credit Arrangements

    At December 31, 1994, the Company had unsecured committed bank lines for short-term debt aggregating $11,000,000 with three banks for which it pays commitment fees. Further, the Company has an unsecured guidance line of credit for short-term debt, on a "when available" basis, aggregating $3,000,000 with one bank, for which it pays no commitment fees. At December 31, 1994, there were no borrowings outstanding under these credit lines. The average interest rate on all short-term borrowings outstanding during 1994 was 4.43%.


Note 7: Income Taxes

    On January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). Prior to 1993, the Company recorded deferred income taxes under Accounting Principles Board Opinion No. 11. SFAS 109 requires the use of the asset/liability method of accounting for deferred income taxes on all temporary differences. At December 31, 1994, the Company has the following balances recorded: a regulatory asset of approximately $23.1 million to Other Deferred Debits, a regulatory liability of approximately $8.1 million to Other Deferred Credits, and an additional deferred tax liability of approximately $15 million. These amounts as recorded reflect the tax effect of future revenue requirements in accordance with SFAS 109.
    The components of Federal and State income taxes reflected in the accompanying consolidated statements of earnings for the years ended December 31, 1994, 1993 and 1992 were as follows:


                                1994       1993       1992
Federal:
    Current                  $3,497,311 $3,633,205 $2,483,185
    Deferred                    186,060   (179,080)   565,071
    Amortization of            (210,676)  (216,698)  (209,884)
     investment tax  credits
       Total Federal          3,472,695  3,237,427  2,838,372

State:
    Current                     610,159    610,618    705,916
    Deferred                     71,570  (154,489)     73,818
        Total state             681,729    456,129    779,734

Total Provision for Income   $4,154,424 $3,693,556 $3,618,106
 Taxes


Federal income tax expense is comprised of the following components:

                                      Year Ended December 31,
                                      1994      1993      1992
Current expense charged
(credited):
   Operating expenses              $3,480,317 $3,627,187 $2,482,450
   Non-operating income                16,994      6,018      3,170
   Unsolicited tender offer              ---       ---       (2,435)
   Amortization of investment        (210,676)  (216,698)  (209,884)
    tax credit
          Total                     3,286,635  3,416,507  2,273,301
Deferred tax expense charged
(credited):
   Accelerated tax depreciation       590,655    528,500    495,915
   Abandoned properties              (611,620)  (582,378)  (334,350)
   Allowance for funds used
    during construction
    and overheads                     (73,192)   (73,192)   (73,192)
   Deferred retirement benefits
   other than pensions                (27,162)   (25,238)      ----
   Deferred maintenance              (122,382)   (89,471)    28,574
    cost and miscellaneous
   Percentage repair allowance        145,927    139,424     21,586
   Unbilled fuel                         ---    (172,226)  (412,828)
   Deferred advances                   26,967    (95,877)  (107,427)
   Deferred pensions                  256,867    191,378    169,186
   Investment tax credit                 ---       ---      388,358
   Alternative minimum tax credit        ---       ---      389,249
     Total deferred tax               186,060   (179,080)   565,071

             Total                 $3,472,695 $3,237,427 $2,838,372

    The federal income tax amounts included in the Consolidated
Statements of Earnings differ from the amounts which result from applying the statutory federal income tax rate to Net Earnings before income tax. The reasons, with related percentage effects, are shown below:

                                         Year Ended December 31,
                                       1994       1993       1992
Statutory Federal income tax            34%        34%        34%
rate
Income tax effects of:
   Merger                               ---        ---        (1)
   Federal income taxes - prior         ---        (1)        ---
   Investment tax credit                (2)        (2)        (2)
   Other items, net                     (2)        (1)        (1)
Effective Federal income tax            30%        30%        30%
  rate

    Accumulated Deferred Income Taxes due to temporary differences which give rise to deferred tax assets and liabilities at December 31, 1994 and 1993 are as follows:

                            Accumulated Deferred Income Taxes for the Year
                                          Ended December 31,
                                      $23,526,226    $23,097,782
Abandoned Property                     10,960,148     11,571,768
Contributions in Aid to                (2,626,042)    (2,630,894)
Construction
Percentage Repair Allowance             1,517,573      1,376,030
Cathodic Protection                       253,863        231,943
Retirement Loss                         1,121,792        892,814
Deferred Pensions                       2,091,056      1,737,118
AFUDC                                      96,211        113,545
Overheads                                 420,896        481,323
KESOP                                    (361,080)      (303,043)
Bad Debts                                (217,220)      (219,578)
Accumulated Deferred (SFAS              4,475,182      4,958,804
 109) Gross-up
Other                                    (168,986)       (27,816)
Total Accumulated Deferred            $41,089,619    $41,279,796
 Income Taxes

Note 8: Joint Ownership Units

    FG&E is participating, on a tenancy-in-common basis with other New England utilities, in the ownership of three generating units. New Haven Harbor is a dual-fired oil-and-gas station, and Wyman Unit No. 4 is an oil-fired station. They have been in commercial operation since August 1975 and December 1978, respectively. Millstone Unit No. 3, a nuclear generating unit, has been in commercial operation since April 1986. Information with respect to these units is set forth in the table below:

                                               Company's Share
                                          (In thousands of dollars)
                                             Amount of
  Joint         Proportionate Share of       Utility       Accumulated
Ownership  State Total Ownership %   MW  Plant in Service  Depreciation
Millstone   Conn.   0.2170         2.50       $11,530        $2,819
Unit No.3
Wyman Unit  Maine   0.1822         1.13           408           243
No.4
New Haven   Conn.   4.5000        20.12         7,065         4,548
Harbor
                                  23.75       $19,003        $7,610

    Operating expenses of the joint ownership units included in the 1994 Consolidated Statements of Earnings and proportionate amounts charged to specific operating expenses are as follows:

                                                            Percentage
                                                             of Total
                        Millstone   Wyman Unit  New Haven Electric Expense
                       Unit No. 3      No. 4      Harbor     Category
                               (In thousands of dollars)
Operating Expenses, Other   $206        $22       $598          11%
Fuel Used in Electric         88         18      1,387          93%
 Generation
Maintenance                   75          5        342          36%
Local Property Tax            60          7        181          23%
Other Taxes                   14        ---         21           4%
Total Operating             $443        $52     $2,529
 Expenses


Note 9:
Commitments and Contingencies

Lease Obligations _ The Company's subsidiaries conduct a portion of their operations in leased facilities and also lease some of their operations and office equipment. FG&E has a facility lease for twenty-two years which began in February 1981. The lease is subject to five, five-year renewal periods at the option of FG&E. The equipment leases include a twenty-five-year lease, which began on April 1, 1973, for a combustion turbine and a liquefied natural gas storage and vaporization facility. This lease is subject to a ten-year renewal period at the option of FG&E. In addition, FG&E leases some equipment under operating leases.
    The UNITIL System of Companies follows the provisions of Statement of Financial Accounting Standards No. 13 (SFAS 13), "Accounting for Leases."
    The following is an analysis of the leased property under capital leases by major classes:

                                       Asset Balances at
                                          December 31,
Classes of Utility Plant             1994              1993
Electric                         $2,054,025        $2,054,025
Gas                                 726,329           726,329
Common                            3,816,643         3,598,834
Gross Plant                       6,596,997         6,379,188
Less: Accumulated Depreciation    2,579,456         2,184,681
Net Plant                         $3,837,541       $4,194,507


The following is a schedule by years of future minimum lease payments and present value of net minimum lease payments under capital and operating leases as of December 31, 1994:


Year Ending December 31,           Capital          Operating
 1995                              $853,952          $187,613
 1996                               790,173           179,909
 1997                               773,227           100,513
 1998                               765,703            27,142
 1999                               539,549             6,628
 2000 - 2004                      1,904,041

Total minimum lease payments     $5,626,645          $501,805
Less: Amount representing         1,789,104
  interest
Present value of net minimum     $3,837,541
  lease payments


    Total rental expense charged to operations for the years ended December 31, 1994, 1993 and 1992 amounted to $320,000; $601,000; and
$620,000, respectively.

Purchased Power and Gas Supply Contracts _ FG&E and UNITIL Power have commitments under long-term contracts for the purchase of electricity and gas from various suppliers. Generally, these contracts are for fixed periods and require payment of demand and energy charges. Total costs under these contracts are included in Electricity and Gas Purchased for Resale in the Consolidated Statements of Earnings. These costs are normally recoverable in revenues under various cost recovery mechanisms.

The status of the electric purchased power contracts at December 31, 1994, was as follows:

                                                      Est. Annual Min.
                1994 Energy                            Payments Which
Unit Fuel           MW       Purchased     Contract   Cover Future Debt
 Type           Entitlement   (MWH's)      End-Date   Service Reqs.($000)

                              Non-Utility Purchases
UNITIL
Power
 Refuse           6.0[2]       45,505          2003         None
  Wood            9.5[2]        2,092          2002         None
  Wood            9.5[2]        1,884          2002         None
  Gas             1.5           8,210          2012         None
  Coal           20.0          58,892          2009         None

FG&E
  Wood           14.0          89,089          2012         None
 Hydro            3.0          20,411          2012         None

                                 Utility Purchases
UNITIL
Power
Nuclear         25.0          207,478          1998         None
Oil/Gas         23.0           21,646          1998         None
Hydro            8.9                           2001       $1,181  [4]
Various         40.0[2]        98,593          1999         None
Coal/Oil        15.0[2]        42,513          2005         None
Oil/Gas         25.0           69,203          1996         None
Oil/Gas         15.0              [3]          2006         None
Gas             22.0[2]        46,476          2010       $1,703  [5]
Nuclear          3.0[2]         5,814          2005         None
Nuclear          2.0[2]         3,527          2005         None
Coal/Oil         9.3[2]        19,126          2005         None
Nuclear          1.9[2]        10,250          2013         None
Nuclear         10.0           53,949          2010         None
Oil/Gas          2.0            1,726          2003         None
  Oil            5.0[2]         7,674          2005         None
  Oil            5.0[2]         8,168          2005         None
 System         30.0              [3]          2007         None
 System          8.0           20,600          1996         None
Oil/Gas         10.0[2]           [3]          2008         None
Various                        40,134                       None
                    [6]
Various             [7]       215,319                       None

FG&E
Nuclear        10.0            84,109          1996         None
 Hydro          2.1                            1996          $78   [4]
 Hydro          3.2                            2001         $449   [4]
Various        20.0            45,667          1994         None
  Coal         15.0[2]          3,385          2001         None
Various                        60,518                       None
Various                        70,813                       None

Notes:
[1] Total Annual Cost of Purchase Power Contracts are included on
    Consolidated Statement of Earnings.
[2] Capacity amounts vary over time. Represents maximum capacity purchased under the contract.
[3] Purchase contracted to begin after 1994.
[4] Total support charges including debt service requirements.
[5] Total estimated 1995 annualized capacity payments, including debt service requirements.
[6] Short-term purchases of a month or less in duration.
[7] Net energy purchases from NEPOOL.


Pension Plans _ Four of the Company's subsidiaries have Retirement and Pension plans and related Trust Agreements to provide retirement annuities for participating employees at age 65. These subsidiaries follow the provisions of Statement of Financial Accounting Standards No. 87, "Employer's Accounting for Pensions" (SFAS 87). The entire cost of the plans is borne by the respective subsidiaries.
    Net periodic pension (income) cost for 1994, 1993 and 1992 included the following components:

                                     1994        1993        1992
Service cost -- benefits earned    $693,340    $645,226    $640,763
 during the period
Interest cost on projected        1,795,836   1,758,782   1,699,374
 benefit obligation
Expected return on plan assets   (2,714,751) (2,437,232) (2,386,618)
Net amortization and deferral       (20,546)     (2,742)    (27,575)
Net periodic pension (income)     $(246,121)   $(35,966)   $(74,056)
 cost

The following table sets forth the plans' funded status at December 31, 1994, 1993 and 1992:


Projected benefit obligation:
                                     1994       1993         1992
Vested                          $19,970,389 $19,971,230  $18,151,863
Non-vested                          331,910     149,810      143,263
Accumulated                      20,302,299  20,121,040   18,295,126
Due to recognition of future      2,521,055   3,278,283    3,254,105
salary increases
     Total                       22,823,354  23,399,323   21,549,231
Plan assets at fair value        27,343,779  29,273,216   26,469,931
Funded status (gain)              4,520,425   5,873,893    4,920,700
Unrecognized net loss               935,653  (1,181,666)    (708,535)
Unrecognized prior service cost     138,204     151,690      165,176
Unrecognized transition             189,432     173,204      156,976
obligation
     Prepaid pension cost        $5,783,714  $5,017,121   $4,534,317


    Plan assets are invested in common stock, short-term investments and various other fixed income security funds.
    The weighted-average discount rates used in determining the projected benefit obligation in 1994, 1993 and 1992 were 8.25%, 7.75% and 8.25%, respectively, while the rate of increase in future compensation levels was 4.50%, 4.50% and 5.00%, respectively. The expected long-term rate of return on assets was 9.5% in each of the years 1994, 1993 and 1992.
    Effective January 1, 1987, UNITIL Service Corp. adopted a Supplemental Executive Retirement Plan (SERP). The SERP is an unfunded retirement plan with participation limited to executives selected by the Board of Directors. The cost associated with the SERP amounted to $53,000; $53,000; and $48,000 for the years ended December 31, 1994, 1993 and 1992, respectively.

Post-Retirement Benefits _ Effective as of January 1, 1993, the Company's subsidiaries significantly modified the duration of post-retirement health care benefits. From that date forward, all current retirees were offered such benefits only for an additional twelve-month period and all future retirees will be entitled to such benefits for a twelve-month period following their retirement. The Company's subsidiaries continue to provide life insurance coverage to retirees by making monthly premium payments to a life insurer. Life insurance and limited health care post-retirement benefits required the Company to adopt the provisions of Statement of Financial Accounting Standard No. 106,"Employers' Accounting for Post-retirement Benefits Other than Pensions" (SFAS 106). For 1994 and 1993, the costs associated with providing health care and life insurance benefits under this arrangement were $82,625 and $585,000. This statement requires accrual accounting for postretirement benefits during the employee's years of service with the Company and the recognition of the actuarially determined total postretirement benefit obligation earned by existing retirees. At December 31, 1994 and 1993, the accumulated postretirement benefit obligation (transition obligation) was approximately $385,000 and $406,000, respectively, under SFAS 106. This obligation is being recognized on a delayed basis over the average remaining service period of active participants and such period will not exceed 20 years. The Company has omitted certain disclosures relating to SFAS 106, as the accumulated post-retirement benefit obligation (transition obligation) is not material. Prior to 1993, expense was recognized when benefits were paid. In 1992, this expense was $424,000.

Stock Option Plan _ The Company maintains a Key Employee Stock Option Plan ("KESOP" ), which provides for the granting of options to key employees. The number of shares granted under this plan, as well as the terms and conditions of each grant , are determined by the Board of Directors, subject to plan limitations. All options granted under the KESOP expire within ten years of the grant date, and no option can be issued under the current plan after 1999. The KESOP also includes shares related to the Fitchburg Gas & Electric Company option plan, which was merged into the KESOP upon the merger of Fitchburg Gas & Electric into the Company. The plan provides for dividend equivalents on options granted, which are recorded as compensation expense.

    Details of the stock options are as follows:

                                    1994         1993        1992*
Beginning Options                 142,354      133,216      139,480
 Outstanding & Exercisable
Options Granted                      ----        9,000         ----
Dividend Equivalents Earned         9,737        8,404        8,702
11 % Stock Dividend Earned           ----         ----        9,034
Options Exercised                   4,110        6,966       24,000
Options Canceled                     ----        1,300         ----
Ending Options Outstanding &      147,981      142,354      133,216
 Exercisable

Range of Option Grant Price    $12.63-$17.74 $12.63-$17.74 $12.63-$13.45
  per Share


*Figures reflect merger of FG&E into the UNITIL System and 2-for-1 stock split in 1992


Environmental Matters _ For many years, the Company's combination gas and electric operating subsidiary, FG&E, and a former subsidiary of FG&E, operated coal gasification plants in Fitchburg (the Sawyer Passway Site) and Gardner (the Logan Street Site), Massachusetts. During the last several years, FG&E has been working with the Massachusetts Department of Environmental Protection (DEP) and other responsible parties to assess the environmental contamination in the vicinity of these sites as a result of historical gas manufacturing operations. Based on information developed over the last several years, it had been discovered that there was environmental contamination at the Sawyer Passway Site which will require continuing assessment, as well as remedial action in the future. The DEP has classified the Sawyer Passway Site as a confirmed hazardous waste site, which will require compliance under the DEP Massachusetts Contingency Plan (MCP) regulations.
    The new MCP regulations were issued by the DEP in June, 1993, and took effect October 1, 1993. Under the regulations, FG&E has five years from the date of a hazardous waste TIER classification permit to complete the remediation effort at the Sawyer Passway Site. The new procedures include site ranking; the use of a State Licensed Site Professional; and compliance with various other new applications, reporting and enforcement procedures. Based on work done with the DEP during 1994 in compliance with the MCP regulations, FG&E received notification of the Sawyer Passway Site TIER classification permit in December, 1994. The five year remediation clock will commence in 1995. Also in coordination with the DEP requirements, FG&E will conduct a preliminary site assessment of the Logan Street Site in 1995. This assessment will determine if the site needs to be TIER classified. Because site assessment is at an early stage at both locations, management cannot at this time predict the costs of future analysis and remediation.
    The costs of environmental assessment and any remedial action taken in connection with testing, analysis and remediation work at these sites are initially funded internally and then recovered under a rate recovery mechanism approved by the MDPU. This rate recovery mechanism provides for the deferral of environmental costs and subsequent recovery through future rates over succeeding seven-year periods. FG&E has a number of liability insurance policies that may provide coverage for remediation of former coal gasification sites. Any recovery that FG&E receives from insurance or third parties will be split equally between FG&E and its ratepayers through an appropriate adjustment to the rate recovery mechanism.

Note 10: Regulatory Matters

    In conjunction with FG&E's $19 million long term note financing in 1993, FG&E also made a proposal before the MDPU to share a portion of the resulting interest savings with ratepayers by cutting base rates to all gas and electric customers. The MDPU approved the proposal and a rate reduction of $327,000 on an annual basis became effective on December 1, 1993. The last formal regulatory hearings to increase base rates for UNITIL's retail operating subsidiaries occurred in 1985 for CECo, 1984
for FG&E and 1981 for E&H.   A majority of the UNITIL System's operating
revenue in each year are collected under various rate adjustment mechanisms including: fuel, purchased power, cost of gas and conservation program cost recovery mechanisms.
    Under Order 636, issued by the Federal Energy Regulatory Commission
(FERC) in April 1992, a comprehensive set of regulations was established to encourage competition by requiring gas pipeline suppliers to convert existing "bundled" sales services to "unbundled" transportation services. One aspect of the order allows pipeline suppliers to recover prudently incurred costs resulting from the transition to the new rules. FG&E , the Company's combination gas & electric utility operating subsidiary, has been incurring FERC-approved transition charges from its natural gas pipeline supplier since 1992. Through the end of 1994, the amount of transition costs incurred by FG&E totaled approximately $1.7 million. These costs have been recovered directly from FG&E's gas customers through the cost of gas adjustment mechanism. Based on estimates included in rate filings before the FERC and other publicly available information, FG&E currently estimates that it may incur up to an additional $1.7 million of transition costs in future years. FG&E expects full recovery of these costs from billings to customers.

Note 11: Segment Information

    In accordance with FASB Statement No. 14, the following information is presented relative to the electric and gas operations of the Company:


                                     1994        1993           1992
Electric Operations
Operating revenues               $134,096,627  $132,754,707   $127,672,435
Operating income before income    $15,884,879   $15,248,660    $14,349,213
 taxes
Identifiable assets as of        $171,757,678  $169,360,726   $143,758,957
 December 31
Depreciation                       $5,359,212    $5,215,489     $5,045,113
Construction expenditures          $7,364,344    $6,849,060     $6,654,084


                                     1994          1993          1992
Gas Operations

Operating revenues                $18,694,703   $18,486,105   $19,261,089
Operating income before income     $2,026,055    $2,512,287    $2,609,961
 taxes
Identifiable assets as of         $28,181,365   $27,168,106   $20,737,834
 December 31
Depreciation                         $770,405      $733,583      $657,266
Construction expenditures          $1,816,390    $1,070,984    $1,224,103


                                     1994         1993          1992
Total Company

Electric and Gas Operating       $152,791,330  $151,240,812  $146,933,524
Revenues
Other Revenue                         624,560       368,010       ----
Total Operating Revenues         $153,415,890  $151,608,822  $146,933,524
Operating income before income    $17,910,934   $17,760,947   $16,959,174
 taxes
Income tax expense                 (4,137,430)  (3,687,538)    (3,617,371)
Non-operating income                   62,887       50,145         22,162
Net interest and other expenses    (5,798,192)  (6,523,487)    (6,793,703)
Net income                          8,038,199    7,600,067     $6,570,262
Dividend Requirements on              291,543      297,577        351,623
 Preferred Stock
Net Income Applicable to Common    $7,746,656   $7,302,490     $6,218,639
 Stock
Identifiable assets as of        $199,939,043 $196,528,832   $164,496,791
 December 31
Unallocated assets, primarily       4,582,418    4,979,923      7,851,704
 working capital
Total assets as of December 31   $204,521,461 $201,508,755   $172,348,495
Depreciation                       $6,129,617   $5,949,072     $5,702,379
Construction expenditures          $9,180,734   $7,920,044     $7,878,187

    Expenses used to determine operating income before taxes are charged directly to either segment or are allocated in accordance with factors contained in cost of service studies which were included in rate applications approved by the NHPUC and MDPU. Assets allocated to each segment are based upon specific identification of such assets provided by Company records. Assets not so identified represent primarily working capital items.





Report of Independent Certified Public Accountants
To the Shareholders of UNITIL Corporation:

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of UNITIL Corporation and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of earnings, cash flows and changes in common stock equity for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of UNITIL Corporation and subsidiaries as of December 31, 1994 and 1993, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.
As discussed in Note 7 to the consolidated financial statements, in 1993 the Company changed its method of accounting for income taxes.

Boston, Massachusetts
February 10, 1995